138



UN[...] SECURITIES AN[...] N
Washington, [...] 03053162

R 5-9

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SEC FILE NUMBER
8- 40572

SEC MAIL RECEIVED PROCESSING MAY 0 5 2003 WASH., D.C. 155 SECTION

(A)

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Planned Futures, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1712 South 10th Street
(No. and Street)

Saint Louis, MO 63104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Micahael A.J. Luck 314-436-5200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolff & Taylor, PC
(Name — *if individual, state last, first, middle name*)

222 South Central, Ste 506 Clayton, MO 63105
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 15 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael A.J. Luck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planned Futures, Inc, as of December 31, ~~19~~2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRES

Title

Joyce Feegle
Notary Public
Joyce Feegle


JOYCE FEEGLE
Notary Public – Notary Seal
State of Missouri
County of St. Louis
My Commission Expires Aug 31, 2003

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Planned Futures, Inc.
Statement of Changes in Stockholder' s Equity
December 31, 2002

Balance, Beginning of Period	$ 35,153
Plus. Net Income	(8,965)
Less. Distributions to Stockholder	-
Balance, End of Year	$ 26,188



March 27, 2003

Mr. Michael A.J. Luck
President
Planned Futures Inc.
1712 South 10th Street
St. Louis, MO 63104

Dear Mr. Luck:

This acknowledges receipt of your December 31, 2002 annual filing of audited financial statements made pursuant to Securities Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- A Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, this office requests that you *immediately* send one copy of the items listed above to this District Office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact me at (816) 802-4756.

Sincerely,

Shawn Chiddix
Senior Compliance Examiner

/clw

Enclosure

cc: Ms. Mary Keefe, Regional Director, Securities and Exchange Commission
Wolff & Taylor, P.C., Certified Public Accountant

Kansas City District Office
120 West 12th Street
Suite 900
Kansas City, MO
64105-1930

tel 816 421 5700
fax 816 421 5029
www.nasd.com